UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 1, 2025

(Date of Report (Date of earliest event reported))

Rad Technologies, Inc.

(Exact name of issuer as specified in its charter)

Delaware (State of incorporation)	83-1230703 (IRS Employer Identification Number)

1501 Lincoln Blvd, #1133, Venice, CA	90401
(Address of principal executive offices)	(ZIP Code)

510-698-2462

(Registrant’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

Effective December 1, 2025, Orin Litman submitted his letter of resignation, resigning from his role as a Director of RAD Technologies, Inc.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this current report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized.

RAD TECHNOLOGIES, INC.

By:	/s/ Jeremy Barnett
Title:	Chief Executive Officer
Date:	December 1, 2025